UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For February 2020

Commission File No. 001-34395

China Networks International Holdings Ltd.

801, 29F Block C,

Central International Trade Center,

6A Jian Guo Men Wai Avenue,

Chao Yang District

Beijing, PRC

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Other Information

On February 14, 2020, China Networks International Holdings Ltd. (the “Company”) filed a Form 15 with the Securities and Exchange Commission (the “SEC”) to voluntary deregister its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and suspend its reporting obligations under Section 15(d) of the Exchange Act. The unanimous decision of the Company's board of directors to file the Form 15 was based on a thorough review of the benefits and risks associated with being a public company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Networks International Holdings Ltd.

By:	Li Shuangqing
Name:	Li Shuangqing
Title:	Chief Executive Officer

Dated: February 14, 2020